Mail Stop 4561

November 21, 2007

Zachary Nelson
President and Chief Executive Officer
NetSuite Inc.
2955 Campus Drive
Suite 100
San Mateo, CA 94403-2511

Re: NetSuite Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 30, 2007
File No. 333-144257

Dear Mr. Nelson:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1/A

General

1.   With respect to comment 3 of our letter dated August 10, 2007, we will provide you with oral comments on the graphics that you intend to use in the prospectus.

Prospectus Summary

Our Company, page 1

2.   With respect to comment 5 of our letter dated August 10, 2007, we do not believe that you have provided sufficient documentation to support your claim that you are "the leading vendor of on-demand, integrated business management application suites for small and medium-sized businesses." To substantiate this

claim, please provide us with more recent documentation. Alternatively, if you believe that you are currently the only vendor of on-demand, integrated business management application suites targeted to small and medium-sized businesses, revise your disclosure to state that belief.

Company Controlled Status, page 3

3.	Please expand your disclosure of Mr. Ellison's decision to transfer 639,298,039 shares of the company's common stock to a "lockbox" limited liability company to discuss the reasons underlying this decision.

Risks Affecting Us, page 4

4.	Please expand your disclosure to note the weakness in your internal controls discussed on page 15.

Risk Factors

"We use a single data center to deliver our services…", page 9

5.	We note your response to comment 11 of our letter dated August 20, 2007. Please revise the risk factor to name Level 3 Communications as the third-party data facility. Also, please revise your disclosure on page 61 to discuss the material terms of your agreement with Level 3 Communications, consistent with your application for confidential treatment.

If we fail to maintain proper and effective internal controls…", page 15

6.	Please revise the heading to this risk factor to specifically address the material weakness in your internal controls that you recently identified. Here or elsewhere as appropriate, such as in management's discussion and analysis, please expand your disclosure to discuss how long you anticipate it will take to remedy the material weakness in your internal controls and the material costs associated with such remediation.

Forward-Looking Statements, page 25

7.	With respect to prior comment 13 of our letter dated August 10, 2007, the market data in IDC report you submitted supplementally does not match the market data reported in the prospectus. Please reconcile your disclosure with the market data included in the IDC report that you have provided. Also, in regard to the Gartner report that you provided to us supplementally, please advise us where we can find support for the claim that spending on ERP, CRM and supply chain management by larger enterprises will grow 5.8% annually from 2005 to 2010. Finally, the marked information in the Yankee Group report that you provided supplementally does not appear to support the claims attributed to the Yankee Group in the prospectus. Please advise where in the Yankee Group report we can find the necessary support.

Auction Process

The Bidding Process, page 29

8.   Please clarify whether it is the company and/or the underwriters who has the discretion to reject bids that are deemed manipulative or disruptive. If the company has the sole discretion to reject such bids, please explain the process by which it will consult with the underwriters in making the decision to reject a bid.

9.   We note that you may temporarily close the auction pending the preparation of revised disclosure. Please expand your disclosure to discuss in greater detail the circumstances under which you may decide to temporarily close the auction and/or suspend bidders' ability to withdraw their bids.. Please include a discussion of the reasons why it would be necessary to temporarily close the auction. Please also describe the procedures you will follow when making and implementing the decision to temporarily close the auction, including how you will notify bidders. Please clarify whether bidders may modify their bids during any period in which the auction is temporarily closed.

The Auction Closing Process, page 30

10.   Please clarify that if you are unable to close the auction, determine a public offering price and file a final prospectus with us within 15 business days after the registration statement is initially declared effective, you must file and have declared effective a post-effective amendment to the registration statement before the auction may be closed and any bids may be accepted. See Rule 430A of Regulation C.

The Pricing Process, page 31

11.   We note your response to comment 15 of our August 10, 2007 comment letter. Your proposal to use a price range of up to $3 for the offering is consistent with the staff's current position on price ranges for modified Dutch auction where the issuer and underwriter reserve the right to set the offering price below the clearing price in the auction.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 48

12.   With respect to prior comment 29 of our letter dated August 10, 2007, please
        direct us to the revised or new disclosure regarding pricing pressure in your
        industry.

13.   With respect to prior comment 30 of our letter dated August 10, 2007, we note
        that in your letter dated October 30, 2007 you indicate that you are not disclosing
        quantitative explanations for period-to-period changes in revenue that you have
        determined are not material to investors and are competitively sensitive. Please
        revise your disclosure to include these quantitative explanations.

Management

Compensation Discussion and Analysis

Bonuses, page 86

14.   Your response to comment 44 of our August 10, 2007 letter notes that you have
        omitted specific targets within the Company's financial plan in accordance with
        Instruction 4 to Item 402(b)(4) of Regulation S-K as the disclosure of such
        information would result in "competitive harm" to NetSuite. Please provide us
        with your analysis as to how you will suffer competitive harm if these targets
        were to be disclosed.

Severance Compensation and Termination Protection, page 89

15.   We note your response to prior comment 47 of our letter dated August 10, 2007.
        Item 402(e)(1)(i) of Regulation S-K requires disclosure of the material terms of
        each named executive officer's employment agreement. The definitions of key
        terms in an employment agreement, including "for cause", "good reason", and
        "change of control", are material terms of such agreement that must be disclosed
        in the prospectus. In addition, use of legal terminology in the prospectus
        contravenes Rule 421(b) of Regulation C. Accordingly, revise your prospectus
        disclosure to define the terms.

Certain Relationships and Related Party Transactions, page 103

16.   With respect to prior comment 50 of our letter dated August 10, 2007, we note
        that in your letter dated October 30, 2007 you state that you have revised the
        Registration Statement on page 107 to clarify the factual basis for the statement
        that the company's agreement with Oracle USA, Inc. was completed on arm's
        length terms. However, you appear only to have revised the discussion to

indicate that you "believe" the transaction was completed on arm's length terms. Please revise your disclosure to provide a factual basis for this belief.

Consolidated Financial Statements, page F-1

17.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X, as applicable.

Notes to Consolidated Financial Statements

Note 1.C. Restatement of the Consolidated Financial Statements, page F-9

18.   Please clarify why the weighted average number of common shares outstanding in 2005 and 2006 decreased as a result of your restatement.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3229 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions or comments on the financial statements and related matters. Please contact Matthew Crispino at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (650) 493-6811
        Jeffrey D. Saper, Esq.
        Raj S. Judge, Esq.

Rick Kline, Esq.
Wilson Sonsini Goodrich & Rosati
Telephone: (650) 565-3539